Exhibit 99.1

SuperCom Reports Significant Improvements in Gross Profit, Earnings, and EPS With $1.4 Million in EBITDA for Q2 2018

Non-GAAP gross margin 59.2%; EBITDA margin 21%; Non-GAAP EPS $0.07

HERZLIYA, Israel, Aug. 13, 2018 /PRNewswire/ -- SuperCom (NASDAQ: SPCB), a global provider of secure solutions for the e-government, public safety, healthcare, and finance sectors, reported results for the second quarter of 2018.

Second Quarter 2018 Financial Highlights (Compared to the Second Quarter of 2017)

•	Revenue decreased to $6.8 million from $7.5 million.

•	Gross Profit increased 30% to $3.83 million from $3.4 million.

•	Non-GAAP Gross Margin increased to 59.2% from 48.6%.

•	Non-GAAP core operating expenses decreased 33% to $3.3 million from $5.4 million.

•	EBITDA improved to $1.4 million compared to $1.0 million.

•	Non-GAAP Net Profit improved to $1.1 million or $0.07 per share from $0.46 million or $0.03 per share.

•	Working Capital increased to $11.3 million from $7.6 million.

•	Current Ratio increased to 1.62 from 1.5

First Half 2018 Financial Highlights (Compared to the First Half of 2017)

•	Revenue decreased to $13.8 million from $15.8 million.

•	Gross Profit increased 19% to $7.7 million from 6.5 million.

•	Non-GAAP Gross Margin increased to 58.7% from 43.6%.

•	Non-GAAP core operating expenses decreased 31% to $6.8 million from $9.9 million.

•	EBITDA improved to $2.9 million compared to $0.7 million.

•	Non-GAAP Net Profit improved to $2.1 million or $0.14 per share from non-GAAP Net Loss of $(.46) million or $(0.03) per share.

First Half 2018 and Recent Operational Highlights by Business Segment:

e-Gov:

•	In April 2018, signed a new contract worth approximately $4 million in value with an existing national government customer in Africa. Built around SuperCom's Magna platform, the deployment will allow for quick expansion of additional e-Gov modules, which would lead to potential increases in the overall contract size. The majority of the new contract is expected to be recognized over the next two years and will grow SuperCom's steady-state recurring revenues.

•	Continued progress on national project deployments as well as transition of recent projects in Africa into Steady State.

IoT and Connectivity:

•	In January 2018, secured an additional contract to provide PureSecurity EM Suite in Idaho.

•	In March 2018, secured an additional contract to provide PureSecurity EM Suite in South Carolina.

•	In April 2018, secured an additional contract to provide PureSecurity EM Suite in eastern Texas to an established service provider.

•	In April 2018, awarded a $7 million project with the national government of Sweden to deploy PureSecurity EM Suite.

•	In June 2018, announced the deployment of an innovative protection from domestic violence project with the Sweden national police, a second national EM project win in Sweden within two months.

•	Continued progress on 13 EM project deployments, including those in Denmark, Czech Republic, Bulgaria, Canada and the USA.

Cyber Security:

•	Safend maintains numerous Fortune 500 customers and a greater than 90% retention rate in the US, driven by sustained customer satisfaction and continued technological improvements.

•	Continued progress in the development of new advanced cyber security products, adding more capabilities, including anti-malware to be incorporated into the Safend cyber security platform.

Management Commentary

"We are pleased with our second quarter 2018 results, highlighted by a dramatic improvement in our financial performance compared to the same quarter last year. We also achieved sequential quarterly improvements in profitability margins with 21% EBITDA margins and Non-GAAP gross margins of 59%, and as we continued to optimize our cost structure, Non-GAAP core operating expenses reached a low of $3.3m," said Arie Trabelsi, President and CEO of SuperCom. "We expect more cost optimizations in the following quarters brining us closer to the lean operating structure that we have not seen since 2015, before the strategic acquisitions took place. Yet today, I believe our business prospects are multiples greater, with 2 additional business segments, a major presence in developed markets, over 50% growth in our steady-state recurring revenue, and significant enhancements to our technology portfolio backed by 119 patents."

"We continue to execute on our growth strategy across our business segments. In the recent past we have been expanding organically into new countries and governments faster than ever before with an exceptionally high win rate, including 8 new multi-year project wins in the last 8 months alone. This brings us to over 16 concurrent multi-year project deployments globally, which are expected to generate long term recurring revenues for years to come as well as additional business from customer references."

SuperCom management will host the conference call, followed by a question and answer period.

Date: Monday, August 13, 2018
Time: 10:00 a.m. Eastern time (7:00 a.m. Pacific time)
U.S. toll-free: 877-407-9124
Israel toll-free: 180-940-6247
International: 201-689-8584

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization.

About SuperCom

Since 1988, SuperCom has been a global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secure Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation. For more information, visit www.supercom.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company's periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on May 21, 2018. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which SuperCom believes are the principal indicators of the operating and financial performance of its business. Management believes the non-GAAP financial measures provided are useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company. Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

[Tables to follow]

SUPERCOM LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30,	December 31,
	2018	2017
	Unaudited	Audited

CURRENT ASSETS
Cash and cash equivalents	1,920	1,037
Restricted bank deposits	1,314	1,063
Trade receivable, net	15,633	12,456
Patents	5,283	5,283
Other accounts receivable and prepaid expenses	531	2,698
Inventories, net	4,889	4,876

Total current assets	29,570	27,413

LONG-TERM ASSETS
Severance pay funds	303	319
Deferred tax long term	4,591	4,505
Customer Contracts	3,130	3,640
Software and other IP	4,646	5,006
Other Asset, net	5,250	5,071
Goodwill	7,026	7,026
Property & equipment, net	816	1,218
Total long-term assets:	25,762	26,785

Total Assets	55,332	54,198

CURRENT LIABILITIES
Short-term Bank credit	1,113	738
Trade payables	4,295	5,838
Employees and payroll accruals	5,171	4,910
Related parties	997	61
Accrued expenses and other liabilities	4,614	3,739
Deferred revenues ST	1,074	1,511
Short-term liability for future earn-out	1,038	1,163

Total current liabilities	18,302	17,960

LONG-TERM LIABILITIES

Long-term bank loan	0	0
Accrued severance pay	558	585
Related Parties	2,980	2,082
Deferred tax liability	39	49
Deferred revenues	802	668
Long-term liability for future earn-out	114	147

Total long-term liabilities	4,493	3,531

SHAREHOLDERS' EQUITY:
Ordinary shares	1,026	1,026
Additional paid-in capital	82,274	82,157
Accumulated deficit	(50,763)	(50,476)

Total shareholders' equity	32,537	32,707

Total liabilities and equity	55,332	54,198

SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands)

	3 months ended
	June 30 2018	June 30 2017
	Unaudited	Unaudited

REVENUES	6,761	7,502
COST OF REVENUES	2,927	4,071

GROSS PROFIT (LOSS)	3,834	3,431

OPERATING EXPENSES:
Research and development	1,203	1,960
Selling and marketing	1,481	2,337
General and administrative	1,254	1,516
Other expense (Income)	133	(1,917)

Total operating expenses	4,071	3,896

OPERATING LOSS	(237)	(465)
FINANCIAL INCOME (EXPENSES), NET	226	(226)

LOSS BEFORE INCOME TAX	(11)	(691)
INCOME TAX BENEFIT (EXPENSES )	44	30

NET PROFIT(LOSS) FOR THE PERIOD	33	(661)

EPS Basic	0	(0.04)
EPS Diluted	0	(0.04)
Weighted average number of ordinary shares used in computing basic income per share	14,958,339	14,938,339
Weighted average number of ordinary shares used in computing diluted income per share	15,011,129	15,012,263

SUPERCOM LTD.

Reconciliation Table of GAAP to Non-GAAP Figures and EBITDA to Net Income

(U.S. dollars in thousands, except per share data)

	3 months ended
	June 30, 2018	June 30, 2017
	Unaudited	Unaudited

GAAP gross profit	3,834	3,431
Amortization of Software and IP	153	152
Stock-based compensation expenses	18	64
Non-GAAP gross profit	4,005	3,647

GAAP operating Loss	(237)	(465)
Amortization of Software/IP, Customer Contracts and Brand, and Stock-based compensation expenses	761	671
Foreign Currency Loss	342	478
Non-GAAP operating Income(Loss)	866	684

GAAP net PROFIT (Loss)	33	(661)
Amortization of Software/IP, Customer Contracts and Brand, and Stock-based compensation expenses	761	671
Foreign Currency Loss	342	478
Income tax expense (benefit)	(44)	(30)
Non-GAAP net Profit(Loss)	1,092	458

Non-GAAP EPS	0.07	0.03

NET PROFIT )LOSS( FOR THE PERIOD	33	(661)
Income tax expenses (benefit), net	(44)	(30)
Financial expenses (income), net	(226)	226
Depreciation, amortization and stock-based compensation expenses	1,298	1,012
Foreign Currency Lossncy (benefit)20F annual report. k out the APAC.om ssing	342	478
EBITDA *	1,403	1,025

* EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization.

SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands)

	6 months ended
	June 30 2018	June 30 2017
	Unaudited	Unaudited

REVENUES	13,775	15,829
COST OF REVENUES	6,054	9,356

GROSS PROFIT (LOSS)	7,721	6,473

OPERATING EXPENSES:
Research and development	2,544	3,641
Selling and marketing	3,182	4,271
General and administrative	2,602	3,191
Other expenses(Income)	183	(2,317)

Total operating expenses	8,511	8,786

OPERATING LOSS	(790)	(2,313)
FINANCIAL INCOME (EXPENSES), NET	278	(402)

LOSS BEFORE INCOME TAX	(512)	(2,715)
INCOME TAX BENEFIT )EXPENSES(	225	58

NET LOSS FOR THE PERIOD	(287)	(2,657)

SUPERCOM LTD.

Reconciliation Table of GAAP to Non-GAAP Figures and EBITDA to Net Income

(U.S. dollars in thousands, except per share data)

	6 months ended
	June 30, 2018	June 30, 2017
	Unaudited	Unaudited

GAAP gross profit	7,721	6,473
Amortization of Software and IP	307	306
Stock-based compensation expenses	59	117
Non-GAAP gross profit	8,087	6,896

GAAP operating Loss	(790)	(2,313)
Amortization of Software/IP, Customer Contracts and Brand, and Stock-based compensation expenses	1816	1,581
Foreign Currency Loss	787	679
Non-GAAP operating Income(Loss)	1,813	(53)

GAAP net Income (Loss)	(287)	(2,657)
Amortization of Software/IP, Customer Contracts and Brand, and Stock-based compensation expenses	1,816	1,581
Foreign Currency Loss	787	679
Income tax expense (benefit)	(225)	(58)
Non-GAAP net Income(Loss)	2,091	(455)

Non-GAAP EPS	0.14	(0.03)

NET LOSS FOR THE PERIOD	(287)	(2,657)
Income tax expenses (benefit), net	(225)	(58)
Financial expenses (income), net	(278)	402
Depreciation, amortization and stock-based compensation expenses	2,886	2,326
Foreign Currency Loss	787	679
EBITDA *	2,883	692

* EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization.

SuperCom Corporate Contact:
Ordan Trabelsi, President, Americas
Tel: 1-212-675-4606
ordan@supercom.com